Contact

www.linkedin.com/in/james-elliott-b5b17b206 (LinkedIn)

Top Skills

Power Electronics
Electronics
Project Management

James Elliott

Head of Product at Terrashroom
Austin, Texas, United States

Summary

Worked at Wells Manufacturing developing new manufacturing lines 2017-2023.

B.S EE completed at OSU 2020-2023

Currently working at Terrashroom as head of product.

Experience

Terrashroom
Head of Product
May 2023 - Present (11 months)
Austin, Texas, United States

Full consumer electronic product design and manufacturing management.
Firmware development and PCB/electronics design.

Education

The Ohio State University
Electrical Engineer, Electrical, Electronics and Communications
Engineering · (August 2020 - May 2023)